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                                                                    EXHIBIT 99.1
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                             FOR IMMEDIATE RELEASE


     PHOENIX INTERNATIONAL DIVESTS 20% OF PHARMACEUTICAL SOFTWARE DIVISION

       Spin-off to create independent pharmaceutical software solutions
                          Company called INTEGRAWARE


Montreal, Quebec - November 4, 1999 - Phoenix International Life Sciences Inc. (NASDAQ: PHXI; TSE/ME: PHX) today announced the divestment of 20% of its pharmaceutical software division to employees. The divestiture will result in the formation of a new company called INTEGRAWARE, majority owned by Phoenix.

"This initiative reflects our increasing focus on our core clinical research business," said Ian Lennox, CEO of Phoenix International. "Phoenix will remain an important customer of INTEGRAWARE and will continue as a shareholder in the company."

INTEGRAWARE develops and markets innovative e-R&D software solutions for global pharmaceutical drug development. The company's protocol-driven and study-based systems are designed to integrate and accelerate bioanalysis, pharmacokinetics, metabolism, chromatography and other clinical activities. INTEGRAWARE also provides extensive services including, implementation, validation, training and software customization. In addition, INTEGRAWARE provides support for protocol design as well as sample and laboratory management. Its e-R&D automated solutions enhance formulation preparation, simplify drug administration, and facilitate sample collection to optimise data integrity and accelerate drug development.

Jim Conklin, President and CEO of INTEGRAWARE, stated, "INTEGRAWARE will provide state-of-the-art service and solutions to a wide range of customers in the pharmaceutical, biotechnology, and contract research (CRO) industries. As part of Phoenix, we have developed extensive experience, industry expertise and a strong reputation for innovation. We look forward to building on our core competencies and establishing ourselves as a key player in the pharmaceutical software marketplace."

Ian Lennox, CEO, Phoenix International, added: `Today, even though INTEGRAWARE leaves Phoenix and becomes a distinct business entity, we remain an important customer. INTEGRAWARE brings with it some of the top scientific minds in the business and will provide its customers with cutting-edge software solutions.'
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About Phoenix International

Phoenix International is one of the world's leading contract research organizations. The Company provides a wide spectrum of clinical, analytical, preclinical, drug discovery support and ancillary services to the pharmaceutical and biotechnology industries. Since beginning its operations in 1989, Phoenix International has grown to approximately 2,400 employees worldwide, of whom more than 215 have either medical degrees or PhD's and over 240 others have masters level education. Headquartered in Montreal, Quebec, Phoenix International has operations throughout Europe and North America and research facilities in Australia, Israel and South Africa. Phoenix International is on the world wide web at www.pils.com.
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This release contains "forward-looking" statements regarding future results and events, including statements regarding expected future revenues, earnings and growth rates and goals and operating plans of management. Phoenix's actual future results may differ significantly from the results discussed in the forward-looking statements contained in this release. Factors that may cause such a difference include, but are not limited to: the inability of Phoenix to win new business at the levels required; the cancellation or delay of contracts; risks associated with the management of growth and the ability to attract and retain employees; risks of integrating newly acquired businesses; competition; any claims for patent infringement; unanticipated costs in connection with Year 2000 conversion; the ability to obtain future financing; adverse regulatory developments; foreign exchange rate fluctuations; and uncertainty surrounding the Euro.

FOR MORE INFORMATION, PLEASE CONTACT:

Michael S. Oleksiw                              Richard Gareau
Director, Marketing                             Director, Communications
Integraware Inc.                                Phoenix International
Tel: (514) 335-8336                             Tel.: (514) 333-0042
Fax: (514) 335-8338                             Fax: (514) 333-7306
E-mail: michael.oleksiw@integraware.com         E-mail: gareaur@pils.com
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